10F-3 Report
CGCM International Equity Fund
	9/1/2015		through	2/29/2016

Issuer Name	Sub-Adviser	Trade Date	Selling Dealer	Offering Size	Total Amt. Allocated	Purchase Price
WorldPay Group	Schroders	10/13/2015	Merrill Lynch	600,000,000	299,333	2.40
ABN Amro Group	Schroders	11/20/2015	Deutsche Bank	188,000,000	76,498	17.75
Teva Pharmaceutical	Schroders	12/3/2015	Merrill Lynch	3,375,000,000	2,599	62.56